Exhibit (a)(4)

This announcement is neither an offer to buy nor a solicitation of an offer to sell securities.  Such offer is being made solely by the Offer to Purchase previously provided to shareholders of record and is not being made to, and tenders will not be accepted from or on behalf of, shareholders residing in any state in which making or accepting the offer would violate that jurisdiction’s laws. In those jurisdictions where the securities, Blue Sky, or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.

COMRIT REINSTATES ORIGINAL EXPIRATION DATE

FOR PREVIOUSLY ANNOUNCED TENDER OFFER

FOR SHARES OF CIM REAL ESTATE FINANCE TRUST, INC.

Up to 14,300,000 Shares of common stock
at a price of $3.65 per Share
by: Comrit Investments 1, Limited Partnership (the “Purchaser”)

Comrit Investments 1, Limited Partnership today announced that it is reinstating the original expiration date of its previously announced tender offer (the “Offer”) to purchase for cash up to 14,300,000 shares of common stock (“Shares”) of CIM Real Estate Finance Trust, Inc. (the “REIT”) at a price of $3.65 per Share. The Purchaser had previously published a press release on March 10, 2025 announcing an amendment to the expiration date. The Purchaser is retracting the amended expiration date so that the Offer will expire on its regularly scheduled expiration date of March 26, 2025. Other than the reinstatement of the expiration date, the Offer will be made upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase and in the related Assignment Form for the Offer that have been provided to the REIT’s shareholders (which together constitute the “Tender Offer Documents”).  THE OFFER EXPIRES AT 11:59 P.M., EASTERN TIME, ON MARCH 26, 2025, UNLESS THE OFFER IS EXTENDED.

As of the date of this press release, approximately 871,924 Shares have been tendered in connection with the Offer. The Purchaser is not affiliated with the REIT and is seeking to profit from the Offer. The REIT established an estimated net asset value per Share (“Estimated Per Share NAV”) of $6.09 as of January 31, 2024. The REIT may publish an update to the Estimated Per Share NAV during the period in which the Offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for any such updates, which are available at www.sec.gov.

Funding for the purchase of the Shares will be provided through the Purchaser’s available cash on hand. The Offer is not being made for the purpose of acquiring or influencing control of the business of the REIT. The Offer will expire at 11:59 p.m., Eastern Time, on March 26, 2025, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”). The Purchaser will not provide a subsequent offering period following the Expiration Date. If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1) and 14d-6(d) under the Exchange Act. The minimum period during which the Offer must remain open following any material change in the terms of the Offer is generally 10 business days to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date, the Purchaser increases (other than increases of not more than two percent of the outstanding Shares) or decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time. In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Assignment Form (or facsimile or telecopy thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Assignment Form and successful transfer of ownership.

Tenders of Shares made pursuant to the Offer are irrevocable, except that shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to Central Trade and Transfer, LLC, an affiliate of Orchard Securities, LLC, Member FINRA/SIPC (“CTT”), a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. If tendering shareholders tender more than the number of Shares that the Purchaser seeks to purchase pursuant to the Offer for those Shares, the Purchaser will take into account the number of Shares so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering shareholder during the period during which that Offer remains open. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchaser at the Purchaser’s expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents also contain important information, including tax information, which should be read carefully before any decision is made with respect to the Offer.

For copies of the Tender Offer Documents, call CTT at 1-800-327-9990, make a written request addressed to 365 S. Garden Grove Lane, Suite 100, Pleasant Grove, Utah 84062, Attn: Comrit Investments 1, Limited Partnership, email to offer@cttauctions.com, or visit www.cttauctions.com/offerdisclosures.

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